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Charlotte Westfall
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Fred Summer
T +1 614 365 2743
fred.summer@squirepb.com

December 19, 2022

VIA EDGAR

Ms. Charli Gibbs-Tabler
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	Xiao-I Corporation Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted October 26, 2022 CIK No. 0001935172

Dear Ms. Gibbs-Tabler:

On behalf of our client, Xiao-I Corporation, a foreign private issuer organized under the laws of the Cayman Islands (“Xiao-I” or the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 7, 2022 with respect to the above-referenced confidential draft Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission. The Company is, concurrently with the Registration Statement, filing the Draft Registration Statement and all amendments thereto that were previously submitted for the non-public review of the Staff.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

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Squire Patton Boggs (US) LLP	December 19, 2022
Ms. Charli Gibbs-Tabler

Amendment No. 3 to Draft Registration Statement on Form F-1 About this Prospectus

Prospectus Summary
Consolidation, page 18

1.	Please revise to also provide condensed consolidating schedules for June 30, 2022 and June 30, 2021. Similarly revise your disclosure regarding Transfers of Cash to and from the VIE to update for June 30.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 23-26 to provide condensed consolidating schedules and disclose on page 27 that there was no transfer of cash to and from the VIE. Further, the Company has also revised throughout the document when appropriate to provide relevant disclosures for the six months ended June 30, 2021 and 2022.

Capitalization, page 82

2.	We note your revised disclosure in response to prior comment 2. Please revise to clarify how the total cash payment would be determined if the IPO meets the enterprise market value criteria and occurs before the maturity of convertible loans, clarifying that the “convertible shares” market value would be the closing price of Xiao-I Corporation ADS on the day it lists on an exchange. Similarly revise your financial statement notes regarding the convertible loans. Additionally, please revise to provide capitalization disclosures as of the most recent balance sheet date included in the filing, June 30, 2022. Similarly provide Dilution disclosures as of June 30, 2022.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised its disclosures on page 86 in the Registration Statement to clarify two scenarios that:

In October 2022, the VIE has decided to repay all convertible loans by cash in future that:

(1)	If an affiliate of the VIE, including Xiao-I, could not consummate an IPO or meet the enterprise market value criteria, which refers to the market value above US$448.0 million (or US$896 million under one holder’s agreement) upon the closing of this offering, the Company would make the repayment of convertible loans in cash, which was US$5.47 million (US$6,075,151 with interests) as of June 30, 2022.

(2)	If such affiliate of the VIE completes an IPO before the maturity of convertible loans and meet enterprise market value criteria, the total amount of cash repayment equals to convertible shares market value, which is the closing price of Xiao-I Corporation ADS upon listing date on exchange market.

Similarly, the Company has revised financial statement notes regarding the convertible loans on pages F-28, F-41, F-55 and F-63 in the Registration Statement. In addition, capitalization, dilution and exchange rate information disclosures have been updated to June 30, 2022 on pages 86-89 in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 97

3.	We note your response to prior comment 2. Please revise to quantify the convertible loans, the VIE’s intent to cash settle such borrowings, the expected timing of the cash payment and how the company intends to fund the settlement of the borrowings. Refer to Item 5.B.3 of Form 20-F.

Xiao-I’s Response: In response to the Staff’s comment, the Company has added disclosures on page 102 in the Registration Statement to clarify that: As of June 30, 2022, the VIE had total expected cash payment of US$6.08 million of convertible loans, including principal and interests. The VIE intends to settle the remaining balance of the convertible loans by cash through cash flow from operations, bank borrowings and other financing sources including financial support from related parties. The expected timing of payment was also disclosed on page 102.

Furthermore, pursuant to Item 5.B.3 of Form 20-F, the Company added the table setting forth the Company’s contractual obligations as of June 30, 2022 on page 105 under the section “Disclosure of Contractual Obligations” in the Registration Statement in response to the Staff’s comment.

Squire Patton Boggs (US) LLP	December 19, 2022
Ms. Charli Gibbs-Tabler

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(p) Revenue Recognition, page F-18

4.	We note your response to prior comment 6 which indicates that the amount of contract costs recognized as cost of revenues was impacted by the restatement. Please revise to provide a cross-reference to the restatement note disclosures.

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page F-20 to add a cross-reference.

Condensed Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-47

5.	Please revise the header “Percentage of Ownership” for the VIE and Subsidiaries of VIE to be consistent with the header on page F-9 which refers to the “Percentage of beneficial ownership for purposes of accounting.”

Xiao-I’s Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-9 and F-47 in the Registration Statement.

Note 10. Accrued expenses and other liabilities, page F-55

6.	In footnote (2) you state that if the Group receives investment income from Zhizhen Guorui prior to the loan’s maturity date, the Group shall repay the loan with investment income. Please revise to describe the nature of investment income from Zhizhen Guorui that would be payable to the third party and describe any restrictions or conditions related to the amount and timing of investment income that would be payable to the third party.

Xiao-I’s Response: In response to the Staff’s comment, the Company clarified the background of the long-term loan from a third party and revised the description of footnote (2) on page F-55 in the Registration Statement.

In February 2022, the Company entered into a loan agreement with a third party (the “Third Party”) to borrow $2.9 million, which has a sole purpose to establish Zhizhen Guorui (Shanghai) Information Technology Development Co., Ltd. (“Zhizhen Guorui”). The Company used $2.9 million proceeds to establish Zhizhen Guorui with other third parties, and gained significant influence over Zhizhen Guorui, which accordingly became our long-term investment under equity method. See “Notes to Condensed Consolidated Financial Statements — Note 8 Long-term Investment” on page F-54.

Pursuant to the loan agreement with the Third Party, there are two main sources to repay the loan. The first repayment priority would be cash dividend from Zhizhen Guorui if it declared any, following by the Company’s own funds from normal operations till maturity date.

In the previous footnote (2), the investment income from Zhizhen Guorui refers to the cash dividend from Zhizhen Guorui. The cash dividend from Zhizhen Guorui would become the source to repay the loan in first priority if the Company receives any until the loan of $2.9 million was paid in full, and except for that, there was no other restrictions or conditions related to the amount and timing of the cash dividend that would be payable to the Third Party.

Squire Patton Boggs (US) LLP	December 19, 2022
Ms. Charli Gibbs-Tabler

Note 16. Subsequent Events, page F-63

7.	In your response to prior comment 7 you state that you will reclassify the convertible loans as the VIE’s decision to settle by cash left no convertible feature in the loans. If the Investment Agreements for the convertible loans were not amended to remove the conversion feature, please retain the convertible loan characterization in any updated financial statement disclosures. Additionally, revise to disclose the extension of the maturity date for the Guoqiang Chen convertible loan and the repayment of the Jinzhi Li loan.

Xiao-I’s Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page F-63 to remove the previous disclosure of reclassification of convertible loans. In addition, the Company respectfully draws the Staff’s attention to its disclosure on page F-63 stating: “[i]n September 2022, Guoqiang Chen has signed a convertible loan extension agreement with the VIE and agreed to extend the maturity date to September 1, 2023.” and “[i]n August 2022, the VIE has repaid the principal and interest of the convertible loan to Jinzhi Li.”

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Any comments or questions regarding the foregoing should be directed to the undersigned at 614.365.2743. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

Squire Patton Boggs (US) LLP

/s/ Fred A. Summer
Fred A. Summer

cc:	Joyce Sweeney, Securities and Exchange Commission
Christine Dietz, Securities and Exchange Commission
Mitchell Austin, Securities and Exchange Commission
Hui Yuan, Xiao-I Corporation
Chao Xu, Xiao-I Corporation
Charlotte Westfall, Squire Patton Boggs LLP

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